Annual Report

Cover Page

Name of issuer:

Parvenu Fundraising, Inc

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: VA
Date of organization: 12/22/2017

Physical address of issuer:

2221 S. Clark St.
Arlington VA 22202

Website of issuer:

http://www.parvenunext.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$100.00	$0.00
Cash & Cash Equivalents:	$100.00	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$15,000.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($1,010.00)	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Parvenu Fundraising, Inc

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

<p>They failed to submit an annual report in the past.</p>

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Patrick Hoban	Co-founder	Parvenu	2017
Johnny Li	Co-founder	Parvenu	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Patrick Hoban	Co-founder & CEO	2017
Johnny Li	COO	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Johnny Li	3600.0 Common Stock	47.5
Patrick Hoban	3600.0 Common Stock	47.5

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

An investment in the securities offered hereby is highly speculative and involves a high degree of risk. You are urged to carefully consider the risk factors described below and to retain your own professional advisors to review and evaluate the economic, tax and other consequences of an investment in these securities, and you are not to construe the contents of this Memorandum, or any other information Parvenu furnishes, as legal, financial or tax advice. These risk factors are not intended to represent a complete list of the general or specific risks that may affect Parvenu and its business. There may be other significant risks, now or in the future that are not described herein, and the risks listed below may affect Parvenu to a greater extent than indicated. Additional risks, including those that are currently deemed immaterial, may also have a materially adverse effect upon Parvenu, its operations or financial condition and/or an investment in our securities. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. You should be able to bear a complete loss of your investment.

The company relies on third parties for many aspects of operations. Any interruption in availability of these services could negatively impact our own services.

As first to market in the US for personalized giving at POS, we can expect future competitors to emerge. Our intellectual property may serve as a barrier to entry for competitors if our patent application results in an issued patent, but this may not occur.

Handling financial data is heavily regulated by PCI compliance. Security threats and cyberattacks are a risk. We mitigate this risk by using third party payment players to tokenize sensitive data and reduce risk and lower the burden of PCI compliance, but still consider this a risk as technology is rapidly evolving.

Rules and regulations vary by state and may change. While we will rely on our legal counsel and on members of our advisory board to provide industry insights into regulation changes, this still poses a risk to the company.

Amazon Go may become commercialized and sold to retailers, making checkout counters less relevant.

Shoppers may not like the pre-checked donation box, which poses a risk to the model. Having tested pre-check across 5 stores, we got a 25% success rate with 0 customer complaints, compared to the 8% success rate of campaigns that ask yes or no questions. If we receive pushback in the future, we can allow retailers to disable the pre-check feature.

Retailers may not want to raise money for new causes and dilute the causes they already care about.

The company currently has more liabilities than assets so investors are unlikely to be returned any capital should the company close down.

Parvenu is an early stage company incorporated on December 22, 2017. Accordingly, our operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses and also no generated revenue to date.

While we have run pilots with retailers before, this does not guarantee we will be able to expand our business far enough to generate meaningful revenue.

As a startup organization, the company is still very dependent on its co-founders. If anything catastrophic were to happen to the company's founding team, the future of the company may be compromised. Krista Conley, Business Development Manager, is also part-time officer which may inhibit the company's growth compared to if she was a full-time worker.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10000	7579	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Patrick Hoban and Johnny Li
Issue date	12/22/17
Amount	$15,000.00
Outstanding principal plus interest	$15,000.00 as of 06/28/18
Interest rate	0.0% per annum
Current with payments	Yes

This is a related party loan from members of the LLC to the company. Although there is expectation of repayment in the future as the company generates revenue, but there are no formal terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
	Regulation Crowdfunding	SAFE	$10,705	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Johnny Li and Patrick Hoban
Amount Invested	$15,000.00
Transaction type	Loan
Issue date	12/22/17
Outstanding principal plus interest	$15,000.00 as of 06/28/18
Interest rate	0.0% per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Founders of company

This is a related party loan from members of the LLC to the company. Although there is expectation of repayment in the future as the company generates revenue, but there are no formal terms.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☐ Yes
☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We believe businesses have a responsibility to improve their communities. One way retailers do this is by inviting shoppers to support charitable causes at the checkout counter.

We're building a better charity checkout platform using AI-based personalization. Our system asks the lady grabbing dog food to donate to the animal shelter, the man refilling medication to give to research for a cure. This personalized engagement boosts brands and differentiates the retailer as a business that cares.

Our vision is to become an essential component of retail loyalty programs, as our platform engages shoppers in the store, on their mobile devices, and online. By transforming traditional charity donations into crowdfunding at checkout, we can create a culture of giving that transforms routine shopping into a meaningful experience. If successful, this will make us a huge player in a donation crowdfunding market expected to explode to $300 billion by 2025.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Parvenu Fundraising, Inc was incorporated in the State of Virginia in December 2017.

Since then, we have:

- Our technology outperformed standard charity checkout by tripling the donation rate from 8% to 25% in beta testing across 5 stores.

- Team has two successful startup exits and a CEO with fundraising expertise.

- Partnerships with major FinTech players such as Verifone, Ingenico, First Data, and Worldpay.

- Positioned to be first to market in the U.S. after the business model was proven in Europe.

- Completed SEED SPOT's top-ranked incubator and received $100,000 of AWS credits to minimize upfront costs.

- Prior to Parvenu, our founder, Patrick, ranked among the top fundraisers in the nation for The Nature Conservancy and Save the Children.

- Patrick is the Amazon best-selling strategy author of Road of the King.

Historical Results of Operations

Our company was organized in December 2017 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $0 compared to the year ended December 31, 2018, when the Company had revenues of $0. Our gross margin was % in fiscal year 2019, compared to % in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $100, including $100 in cash. As of December 31, 2018, the Company had $0 in total assets, including $0 in cash.
- *Net Loss.* The Company has had net losses of $1,010 and net income of $0 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $15,000 for the fiscal year ended December 31, 2019 and $0 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $15,000 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Parvenu Fundraising, Inc cash in hand is $1500, as of May 2020. Over the last three months, revenues have averaged $250/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $250/month, for an average burn rate of $250 per month. Our intent is to be profitable in 8 months.

Reduced expenses due to low cash but no significant material changes or trends in financies or operations since the date of 12/31/19

We are signing contracts at this time with new clients to generate revenue over the next 3-6 months. Expenses will continue to be kept at a minimum due to the aforementioned low cash.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.parvenunext.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3

Appendix D: Director & Officer Work History

- Johnny Li
- Patrick Hoban

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SAFE (Simple Agreement for Future Equity)
- Early Bird SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3

Appendix D: Director & Officer Work History

- Johnny Li
- Patrick Hoban

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Parvenu Fundraising, Inc

By

Patrick Hoban

Co-founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Site Li
COO
5/24/2020

Patrick Hoban
Co-founder & CEO
3/25/2020

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.